August 12, 2008

Via Fax and Edgar

Gabriel Eckstein, Esq.
Office of Chief Counsel-Division of Corporate Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Registration Statement on Form S-3
Filed July 24, 2008
File No. 333-152499

Dear Mr. Eckstein,

This letter is written on behalf of Harbin Electric, Inc. (the “Company”) in response to the letter from the Staff dated August 4, 2008 and in connection with the Company’s request for a waiver from the eligibility requirements for its use of a registration statement on Form S-3. The events leading to this waiver letter relate to the Company’s management’s report on internal control over financial reporting in its annual report on Form 10-KSB for the fiscal year ended December 31, 2007. The Company recently filed a registration statement on Form S-3 on July 24, 2008.

Background with respect to the Management’s Report

On March 10, 2008, the Company filed its annual report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “2007 10-KSB”). Prior to that, the Company had established internal controls over financial reporting, performed its assessment of these internal controls and concluded that these internal controls were effective. The Company’s 2007 10-KSB included a “report” on these Internal Controls Over Financial Reporting, however the Company did not include this “report” in a separately labeled section identifying it as the “report.” Under the section entitled “Item 8A. Controls and Procedures” in the Company’s 2007 10-KSB the following language appears:

“Our management is also responsible for establishing and maintaining adequate internal control over financial reporting The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Securities & Exchange Commission
August 12, 2008

Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and our principal financial officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.” (Emphasis added).

Despite the fact that this language was not included in a separate section with the heading identifying it as the “report,” the Company believed this to be the “report” that was required. The cited language includes a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting (as required by Item 308T(a)(1)). The cited language also includes a description of the management’s assessment of the effectiveness of the Company’s internal control and procedures (as required by Item 308T(a)(3)). While the final paragraph of the cited language mistakenly refers to the “disclosure controls and procedures” as opposed to the “internal controls over financial reporting,” the context clearly indicates that this conclusion is referring to the “internal controls over financial reporting” as it comes at the end of a long section addressing the “internal controls over financial reporting.” In addition, Item 8A(T) of the 2007 10-KSB contains a separate analysis of the “disclosure controls and procedures” further evidencing that the conclusion in the last paragraph of Item 8A is addressing the “internal controls over financial reporting.”

The above cited language also includes the policies and procedures utilized by management when evaluating these internal controls. The Company believed that this was sufficient to satisfy the requirement that management identify the framework it used to evaluate the effectiveness of its controls and procedures over financial reporting as required by Item 308T(a)(2). Despite the fact that the disclosure does not specifically identify that management applied the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (as it did in the Form 10-KSB/A), management did apply the COSO criteria and the policies and procedures that were disclosed were adopted to reflect the COSO criteria.

Securities & Exchange Commission
August 12, 2008

While Item 308T(a) requires that management include a “report,” it does not state that this report must include a heading that clearly identifies the “report,” it simply states the information that should be included in the report. Had it been clear from Item 308T(a) that the report must be in a separate section preceded by a heading, the Company would have included such a heading. In fact, while preparing the 2007 10-KSB, the Company reviewed a number of annual reports on Form 10-KSB by other companies and found the way in which the “report” was displayed to be inconsistent (i.e., some companies included the report in a section that was clearly identified by a heading and others did not).

On July 21, 2008, the Company received a letter from the Staff stating that the Company had to include a report in the 2007 10-KSB and, according to the Staff, it did not appear that this report had been included. Although the Company believed that the report had been included, the Company filed a Form 10-KSB/A on July 23, 2008, that included a separate section entitled “Management’s Annual Report on Internal Control Over Financial Reporting” and added some additional information that the Company believed was responsive to the Staff’s comment. The Company believed that report included in the Form 10-KSB/A clarified and expanded the report that was included in the 2007 10-KSB in response to the SEC’s comment and was not meant as an acknowledgment that no management’s report had been included in the 2007 10-KSB.

The Company’s Registration Obligations and Reason for Request for Waiver

On June 24, 2008, the Company entered into a Purchase Agreement (the “Purchase Agreement”), with certain investors (the “Investors”) pursuant to which, on June 25, 2008, the Company sold to the Investors 3.5 million shares of the Company’s common stock, par value $0.00001 per share (the “Shares”) at $14.13 per share for a total aggregate purchase price of $49,455,000 (the “Purchase Price”), in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Financing”). In connection with the Financing, the Company entered into a Registration Rights Agreement pursuant to which the Company agreed to file a registration statement on Form S-3 covering the resale of the Shares no later than 30 days from the closing of the Financing and have the registration statement declared effective by the 90th day after the closing of the Financing1.

It was fully believed by the Company and us, as counsel, both at the time of entering into the Purchase Agreement and Registration Rights Agreement and at the time the Form S-3 registration statement was signed and filed, that the Company was current and timely in its Exchange Act reporting and was eligible to file a registration statement on a Form S-3. On this basis, the Form S-3 was filed on July 24, 2008. During the course of its review of the Form S-3, on August 4, 2008, the Staff brought to our attention the fact that it did not believe that the 2007 10-KSB included a management’s report and as such the Company was not eligible to use Form S-3. The basis for this conclusion was a Q&A released by the SEC on July 3, 2008, through its Compliance & Disclosure Interpretations of Regulation S-K (the “July 3rd Q&A”), which addressed this issue and concluded that the failure to provide a management’s report in an annual report results in a company not being timely or current in its Exchange Act reports resulting in the company not eligible to use Form S-3. As explained above, the Company believed that it did include the management’s report in its 2007 10-KSB and therefore did not believe it was untimely for purposes of utilizing Form S-3. Not until we received the August 4th letter from the Staff did we or the Company realize that it was the Staff’s view that the failure to provide the management’s report in a separately identified section in the Form 10-KSB would have the effect of rendering the Form 10-KSB not timely for therefore making the Company ineligible to use Form S-3.2

1 Should the registration statement not be declared effective by the Staff by the 90th day after the closing of the Financing, the Company will begin to accrue significant liquidated damages.
2 Although the Staff’s letter to the Company dated July 21, 2008 regarding the 2007 10-KSB referenced the July 3rd Q&A, both the Company and us failed to realize the import of this reference to the Company as it was believed that the 2007 10-KSB did include a “report” and the amendment on Form 10-KSB/A was filed to clarify and expand this report. As a result, thereafter the Company filed the Form S-3 on July 24, 2008.

Securities & Exchange Commission
August 12, 2008

The July 3rd Q&A addresses a situation where a company fails to complete the evaluation and does not provide the management’s report in it annual report in any form. In that case, according to the July 3rd Q&A, the Staff has determined that such an annual report would not be deemed timely filed. However, in this situation, as demonstrated above, the Company did complete the evaluation and did provide a report. At worst it could be argued that the Company did not include the report in a separately identified section and did not clearly present all of the items required by Item 308T(a). The Company filed the Form 10-KSB/A not to include the report for the first time but to expand, clarify and highlight the report in a separate section. This is different from the situation addressed in the July 3rd Q&A where there was no evaluation performed or report filed. Thus the errors in the Company’s disclosure in this case should not render it not timely in its Exchange Act reporting.

In addition, it should also be noted that the Company entered into the Purchase Agreement and Registration Rights Agreement agreeing to register shares on Form S-3 on June 24, 2008, which was before the July 3rd Q&A was released. Thus, although the Company believed it filed the report, until the release of the July 3rd Q&A, it had no way of knowing that failure to include the report would render the 2007 10-KSB not timely for purposes of being eligible to use Form S-3. Had this been known, the Company most likely would have negotiated different timetables for the filing and effectiveness of the registration statement.

The Company did perform its assessment of internal controls over financial reporting as of December 31, 2007 and, although this report was clarified and expanded in the Form 10-KSB/A, the Company did include a “report” of the management in its 2007 10-KSB. We have requested this waiver so that the Company need not bear the expense in converting the Form S-3 to a Form S-1 now and so its shareholders will not become disproportionately harmed by what appears to be more of an error in form over substance. In addition, the Company believes that the potential negative reaction by shareholders and investors to the fact that the Company withdrew the Form S-3 registration statement could unnecessarily harm the market for the Company’s securities. We are in communication with the Company’s Chief Executive Officer and Chief Financial Officer with respect to all of the Company’s filing requirements under the Exchange Act. The Company is aware of its continuing obligation to file a management report with its annual reports that is clearly identified and satisfies Item 308T.

Yours truly,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum